Exhibit 2.4

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") date this 15th   day of August, 2011 by and among Genesis Group Holdings Inc., maintaining their principle place of business at 2500 N. Military Trail, Boca Raton, Florida 33431 ("Purchaser"), and William DeVierno maintaining his principle place of business at 6937 NW 82nd Ave, Miami, Florida 3316 (hereinafter the "Seller") respecting the Common Stock of Tropical Communications Inc. (hereinafter referred to as the "Company").

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase from Company, common stock (the "Purchased Shares") of the Company, as more fully described and upon the terms and subject to the conditions set forth herein, and to enter into the other transactions as described herein;

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties expressly contained herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE OF SHARES

1. Agreements to Sell and Purchase. Subject to the express terms and conditions of this Agreement, at the Closing the Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and take assignment and delivery of; the Shares, the "Shares" shall mean that amount of stock which shall equal 100% of the Common Stock issued by the Company, on a fully-diluted basis.

2. Closing.

(i) The clop 4 (the "Closing") shall take place at the offices of the Purchaser, at 10:00 A.M. on T.B.D. . . The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, 12:01 A.M. on the date of the Closing.

(ii)Purchase Price; Payment of Consideration. The purchase price for the Purchased Shares (the "Purchase Price") shall be the following consideration:

a.
1,000,000 shares of common stock in Purchaser, priced at .10 per share, or that amount or that amount of common stock of Purchaser which will equal 2 1/2 times the Seller's average taxable income as reported to the IRS over the last three years, (whichever is greater) delivered at Closing in exchange for 100% of the Shares of common stock in the Company.

b.	The assumption of certain debt associated with any lines of credit used to support the business of the Company. The assumed debt shall be listed on a schedule A hereto.

c.
50% of the net income ( as shown on the Company's financial statements and reported with through the Purchaser's S.E.C. qualified auditors) realized by the Company during the Eighteen months following Closing shall be paid in cash or additional shares of common stock of Purchaser to Seller. The amount due to Seller herein shall be calculated on the last day of the 19th month following Closing.

d.
Cashless Warrants to purchase an additional 500,000 shares of common stock priced at .30 per share (based on the Purchaser's current capitalization) for each $500,000 in EBITDA, computed and vested on a semi-annual basis over the twenty-four month following Closing. In the event that the trading price of the stock is less than .40 per share, the strike price of the Warrants shall be reduced to that price which is a discount of 25% to the market price.

e.
Seller shall continue to operate the Company after closing, in accordance with an employment agreement executed contemporaneously herewith, as an independent operating entity of Purchaser; subject only to Board of Directors oversight.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF
THE COMPANY

The Company makes to the Purchaser the following representations and warranties:

2.1  Organization and Standing of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or operated. The Company has full corporate power and other authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and is the valid and binding obligation of the Company enforceable in accordance with its terms. Neither the execution nor the consummation of this Agreement will conflict with or result in a breach or default under, or result in the creation of any lien, security interest, charge or encumbrance upon the Units and the underlying securities, or any of the properties or assets of the Company as a result of the terms, conditions or provisions of any contract, note, mortgage or any other agreement, instrument or obligation to which the Company is a party or by which the Company or any of its properties or assets may be bound.

2.2  Capitalization. There are two hundred (200) shares of common stock authorized with one hundred (100) shares outstanding. The Company has not granted, issued or agreed to grant, issue or make any warrants, options, subscription rights or any other commitments of any character relating to the issued or unissued shares of capital stock of the Company except as previously discussed in the Company's reports filed under the Securities Exchange Act of 1934 or of otherwise disclosed to the Purchaser.

2.3  Properties. The Company has good and unencumbered title to and the right to the use of all of its properties and assets. The property and assets of the Company are listed on Schedule B hereto.

2.4  Disclosure and Liabilities. Except with respect to the liabilities and obligations disclosed in such periodic reports, the Company has no material liabilities, obligations or commitments of any nature, whether liquidated or unliquidated, absolute or contingent.

2.5  Delivery of Periodic Reports. The Company has or will have provided the Purchaser with access to all of its accounting reports.

2.6 Full Disclosure. No representation or warranty by the Company in this Agreement or in any exhibit or document to be delivered pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make any statement herein or therein not material misleading or necessary to a complete and correct presentation of all material aspects of the business of the Company which would materially adversely affect the business of the Company and the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER

The Purchaser makes the following representations and warranties:

3.1  Organization and Standing of the Company. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or operated. The Purchaser has full corporate power and other authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser and is the valid and binding obligation of the Purchaser enforceable in accordance with its terms. Neither the execution nor the consummation of this Agreement will conflict with or result in a breach or default under, or result in the creation of any lien, security interest, charge or encumbrance upon the Units and the underlying securities, or any of the properties or assets of the Purchaser as a result of the terms, conditions or provisions of any contact, note, mortgage or any other agreement, instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound.

3.2  Capitalization. There are Five Hundred Million (500,000,000) shares of common stock authorized by Genesis Group Holdings, Inc. with less than One Hundred Fifty Million (150,000,000) outstanding. The Purchaser has not granted, issued or agreed to grant, issue or make any warrants, options, subscription rights or any other commitments of any character relating to the issued or unissued shares of capital stock of the Purchaser except as previously discussed in the Purchaser's reports filed under the Securities Exchange Act of 1934 or otherwise disclosed to the Seller.

3.3  Properties. The Purchaser has good and unencumbered title to and the right to the use of all of its properties and assets.

3.4  Disclosure and Liabilities. Except with respect to the liabilities and obligations disclosed in such periodic reports, the Purchaser has no material liabilities, obligations or commitments of any nature, whether liquidated or unliquidated, absolute or contingent.

3.5  Delivery of Periodic Reports. The Purchaser has or will have provided the Seller with access to all of its S.E.C. reports as well as all periodic reports through June 2011.

3.6  Full Disclosure. No representation or warranty in this Agreement or in any exhibit or document to be delivered pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make any statement herein or therein not material misleading or necessary to a complete and correct presentation of all material aspects of the business of the Purchaser which would materially adversely affect the business of the Purchaser and the transactions and issuance of stock contemplated hereby.

ARTICLE IV
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

4.1  Survival of Representations and Warranties. Notwithstanding any right of the Purchaser fully to investigate the affairs of the Company, the Company shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Company contained in this Agreement or in any document delivered to the Purchaser by the Company or any of its representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof for twelve (12) months following the date hereof.

4.2  Obligation of the Company to Indemnify. Subject to the limitations on the suryival of representations and warranties contained herein, the Company hereby agrees to indemnify, defend and hold harmless the Purchaser from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys, fees and disbursements) based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement or in any document or other writing delivered pursuant to this Agreement.

4.3Obligation of the Purchaser to Indemnify. Subject to the limitations on the survival of representations and warranties contained herein, the Purchaser hereby agrees to indemnify, defend and hold harmless the Company from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys, fees and disbursements) based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement or in any document or other writing delivered pursuant to this Agreement.

ARTICLE V
MISCELLANEOUS

5.1  Entire Agreement. This Agreement (including the Recitals and any Exhibits hereto) contains the entire agreement among the parties with respect to the purchase of the Units and related transactions and supersedes all prior agreements, written or oral, with respect thereto.

5.2  Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at la or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which the claim of any inaccuracy or breach is based may also fie the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

5.3  Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

5.4  No Assignment, this Agreement is not assignable except by operation of law.

5.5  Headings. The headings in this Agreement are for reference purposes only and not in any way affect the meaning or interpretation of this Agreement.

5.6  Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision of this Agreement shall in no way affect the validity or enforcement of any other provision or any part thereof.

5.7  Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall be considered but one and the same documents.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed delivered as of the date first above written.

Schedule "A"

Assumed Debt

VENDOR	CREDIT LIMIT / ORG. LOAN AMT	BALANCE 8/15/11
CREDIT CARDS
BANK OF AMERICA	$11,400.00	$8,434.76
WELLS FARGO CREDIT	15,000.00	$13,156.77
AMERICAN EXPRESS BUSINESS		$5334.06
BUSINESS CARD SERVICES (WS)	20,750.00	$5,083.26
HOME DEPOT	$11,200.00	$2,142.58

LEASE
GRAYBAR FINANCIAL	$16,225.00	$10,333.00

CREDIT LINES
WELLS FARGO LINE	50,000.00	$47,928.43
	$200,000.00	$176,013.23
BANK OF AMERICA
SHAREHOLDER LOAN
WILLIAM F DEVIERNO	$2,061.36	2,061.36
MRD COMMUNICATIONS INC	$112,995.62	$112,995.62

TAXES / LIABILITIES
IRS - PENALTIES		$8,437.67
IRS -JULY/ AUGUST 2011		$16,298.45